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EXHIBIT 99.3

Consolidated Financial Statements

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Chicago Mercantile Exchange Inc.:

    We have audited the accompanying consolidated balance sheets of Chicago Mercantile Exchange Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Exchange's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Mercantile Exchange Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

    Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
February 8, 2001

Chicago Mercantile Exchange Inc. and Subsidiaries

Consolidated Balance Sheets

	At December 31,
	2000	1999
	(dollars in thousands)
Assets
Current Assets:
Cash and cash equivalents	$30,655	$14,249
Investments (note 3)	44,326	60,156
Accounts receivable, net of allowance of $1,700 and $350	27,725	21,420
Other current assets (note 4)	7,877	9,293
Cash performance bonds and security deposits (note 5)	156,048	73,134

Total current assets	266,631	178,252
Property, net of accumulated depreciation and amortization (note 6)	80,393	93,531
Other assets (notes 3, 7 and 8)	33,619	31,535

Total assets	$380,643	$303,318

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$11,096	$15,569
Other current liabilities (note 9)	30,349	22,865
Cash performance bonds and security deposits (note 5)	156,048	73,134

Total current liabilities	197,493	111,568
Limited partners' interest in net assets of PMT (note 10)	—	3,018
Long-term debt (notes 11 and 12)	6,063	8,132
Other liabilities (notes 13 and 15)	13,416	11,937

Total liabilities	216,972	134,655
Shareholders' Equity: (note 14)
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value, 100,000,000 shares authorized, 25,855,200 shares issued and outstanding	259	259
Class B common stock, $0.01 par value, 4,892 shares authorized, 4,722 shares issued and outstanding	—	—
Additional paid-in capital	43,911	43,346
Retained earnings	119,512	125,421
Accumulated unrealized losses on securities	(11)	(363)

Total shareholders' equity	163,671	168,663

Total liabilities and shareholders' equity	$380,643	$303,318

See accompanying notes to consolidated financial statements.

Chicago Mercantile Exchange Inc. and Subsidiaries

Consolidated Statements of Income

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands)
Revenues
Clearing and transaction fees	$156,649	$140,305	$126,524
Quotation data fees	36,285	43,005	40,079
Communication fees	9,391	8,165	8,128
Investment income	9,736	9,091	10,117
Other operating revenue	14,491	10,036	12,317

Total revenues	226,552	210,602	197,165

Expenses
Salaries and benefits (notes 13 and 15)	95,099	80,957	72,386
Occupancy	19,629	17,773	19,702
Professional fees, outside services and licenses	23,131	28,319	28,038
Communications and computer and software maintenance	41,920	28,443	22,731
Depreciation and amortization	33,489	25,274	17,943
Public relations and promotion	5,219	7,702	9,586
Other operating expense	16,148	15,490	12,586

Total expenses	234,635	203,958	182,972

Income (loss) before limited partners' interest in PMT and income taxes	(8,083)	6,644	14,193
Limited partners' interest in earnings of PMT (note 10)	(1,165)	(2,126)	(2,849)
Income tax (provision) benefit (note 8)	3,339	(1,855)	(4,315)

Net income (loss)	$(5,909)	$2,663	$7,029

See accompanying notes to consolidated financial statements.

Chicago Mercantile Exchange Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Income

			Common Stock and Additional Paid-In Capital
	Class A Common Stock	Class B Common Stock
					Unrealized Securities Gains (Losses)
				Retained Earnings		Total Shareholders' Equity
	Shares	Shares	Amount
			(dollars in thousands)
Balance, December 31, 1997	—	—	$43,605	$115,729	$220	$159,554
Comprehensive income:
Net income				7,029		7,029
Change in unrealized net gain on securities, net of tax of $209					314	314

Total comprehensive income						7,343

Balance, December 31, 1998	—	—	$43,605	$122,758	$534	$166,897
Comprehensive income:
Net income				2,663		2,663
Change in unrealized net loss on securities, net of tax benefit of $597					(897)	(897)

Total comprehensive income						1,766

Balance, December 31, 1999	—	—	$43,605	$125,421	$(363)	$168,663
Comprehensive income:
Net loss				(5,909)		(5,909)
Change in unrealized net gain on securities, net of tax of $234					352	352

Total comprehensive income						(5,557)
Other: Stock-based compensation			565			565
Issuance of Class A common stock	25,855,200
Issuance of Class B common stock		4,722

Balance, December 31, 2000	25,855,200	4,722	$44,170	$119,512	$(11)	$163,671

See accompanying notes to consolidated financial statements.

Chicago Mercantile Exchange Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2000	1999	1998
	(dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(5,909)	$2,663	$7,029
Adjustments to reconcile net income to net cash provided by operating activities:
Limited partners' interest in earnings of PMT	1,165	2,126	2,849
Deferred income tax provision (benefit)	811	5,087	(1,311)
Depreciation and amortization	33,489	25,274	17,943
Loss (gain) on sale of investments	14	(135)	(57)
Loss on disposal of fixed assets	—	7	125
Increase in allowance for doubtful accounts	1,350	215	—
Decrease (increase) in accounts receivable	(7,655)	2,986	(5,167)
Decrease (increase) in other current assets	1,416	(3,227)	(3,981)
Increase in other assets	(10,403)	(19,378)	(870)
Increase (decrease) in accounts payable	(4,473)	(3,501)	2,524
Increase (decrease) in other current liabilities	7,120	(931)	5,513
Increase in other liabilities	1,478	2,160	896
Other adjustments for non-cash items	565	—	—

Net cash provided by operating activities	18,968	13,346	25,493

Cash flows from investing activities:
Purchases of property, net	(11,170)	(37,480)	(18,817)
Purchases of investments	(43,116)	(41,938)	(99,332)
Proceeds from sales and maturities of investments	59,518	68,144	98,284
Purchase of limited partners' interest in PMT	(4,183)	—	—

Net cash provided by (used in) investing activities	1,049	(11,274)	(19,865)

Cash flows from financing activities:
Payments on long-term debt	(3,611)	(2,664)	—
Distribution to limited partners of PMT	—	—	(1,957)

Net cash used in financing activities	(3,611)	(2,664)	(1,957)

Net increase (decrease) in cash and cash equivalents	16,406	(592)	3,671
Cash and cash equivalents, beginning of year	14,249	14,841	11,170

Cash and cash equivalents, end of year	$30,655	$14,249	$14,841

Supplemental disclosure of cash flow information:
Interest paid	$892	$705	$2
Income taxes paid (refunded)	$(5,471)	$(265)	$9,042
Leased asset additions and related obligations	$1,907	$7,940	$6,118

See accompanying notes to consolidated financial statements.

Chicago Mercantile Exchange Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.  Description of Business and Basis of Presentation

    Chicago Mercantile Exchange Inc. (CME) is a Delaware stock corporation. CME is a designated contract market for the trading of futures and options on futures contracts. Trades are executed through both open outcry and electronic trading systems. Through its in-house Clearing House Division, CME clears, settles, nets and guarantees performance of all matched transactions in its products.

    The consolidated financial statements include the results of CME and its controlled subsidiaries, which include P-M-T Limited Partnership and GFX Corporation (collectively, the Exchange). All inter-company transactions and accounts have been eliminated in consolidation.

    Chicago Mercantile Exchange Inc. resulted from the completion of a demutualization process whereby the Chicago Mercantile Exchange, an Illinois not-for-profit membership organization, became a for-profit stock corporation. The transaction resulted in the conversion of membership interests in the Illinois corporation into stock ownership in the Delaware corporation.

    The proposal to demutualize was approved by the membership of the Exchange on June 6, 2000, at which time the holders of the units of P-M-T Limited Partnership (PMT) also approved the cash purchase of the assets and business of PMT by the Exchange (note 10). The process also required the approval of certain rule changes by the Commodity Futures Trading Commission and a ruling from the Internal Revenue Service regarding the tax consequences of the transaction. These were obtained, and the demutualization process was completed on November 13, 2000.

    The demutualization process was effected through a three-step process. First, the Illinois not-for-profit corporation was merged into a Delaware nonstock corporation, CME Transitory Co., for the purpose of reincorporating in Delaware. Each membership interest in the Illinois not-for-profit corporation was converted into an equivalent membership interest in CME Transitory Co. In the second step, CME Transitory Co. merged into the Delaware for-profit stock corporation and membership interests were converted into five classes of common stock based on the type of membership previously owned. In the final step, the Delaware for-profit stock corporation was recapitalized and Class A and B shares of common stock were issued (note 14).

    The Class A shares represent pure equity rights and were issued to individuals who previously owned certain types of memberships. Class B shares confer the trading privileges previously associated with membership in the Illinois not-for-profit corporation. These shares were issued in five series that correspond to the five classes of membership in the Illinois not-for-profit corporation.

    The merger of the CME not-for-profit corporation into the Delaware stock corporation was accounted for as a pooling of interests because of the common owners before and after the transaction.

    As a result of the demutualization transaction, in the ordinary course of business, a significant portion of accounts receivable will be from shareholders of CME.

2.  Summary of Significant Accounting Policies

    Cash and Cash Equivalents—Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

    Investments—Investment securities generally have been classified as available for sale and are carried at fair value, with unrealized gains and losses reported net of tax as a component of shareholders' equity and comprehensive income. Interest on investment securities is recognized as income when earned and includes accreted discount less amortized premium. Realized gains and losses are calculated using specific identification.

    Additional securities held in connection with non-qualified deferred compensation plans have been classified as trading securities. These securities are included in other assets in the accompanying consolidated balance sheets at fair value, and unrealized gains and losses are reflected in investment income.

    Performance Bonds and Security Deposits—Performance bonds and security deposits held by the Exchange for the account of clearing members may be in the form of cash or securities. Cash performance bonds and security deposits are reflected in the accompanying consolidated balance sheets. Cash received may be invested, and any interest received accrues to the Exchange. Securities consist primarily of short-term U.S. Treasury securities and are not reflected in the accompanying consolidated balance sheets. These securities are held in safekeeping, and interest and gain or loss on such securities accrues to the clearing member.

    Property—Property is stated at cost less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets, generally three to seven years. In 2000, the Exchange reduced the depreciable lives of newly purchased equipment from five years to four years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases. Maintenance and repair items are charged to expense as incurred; renewals and betterments are capitalized.

    Software—During 1998 and prior years, the Exchange expensed all internal and external costs associated with the development of software for internal use. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). This pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Exchange adopted SOP 98-1 effective January 1, 1999, and accordingly, began capitalizing certain costs of developing internal use software, which would otherwise have been expensed under its previous accounting policy. Capitalized costs are generally amortized over three years, commencing with the completion of the project.

    In 2000, the Exchange reduced the depreciable lives of newly purchased software from five years to four years.

    Fair Value of Financial Instruments—Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments. The carrying values of financial instruments included in assets and liabilities in the accompanying consolidated balance sheets are reasonable estimates of their fair values.

    Impairment of Assets—The Exchange reviews its long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

    Stock-Based Compensation—As permitted by SFAS No. 123, "Accounting for Stock Based Compensation," the Exchange accounts for its stock-based compensation on the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." CME provides pro forma disclosures of net income (loss) as required under SFAS No. 123.

    Clearing and Transaction Fees—Clearing and transaction fees include per contract charges for trade execution and clearing and GLOBEX2 electronic system fees. Fees are charged at various rates based on the product traded and the account owner's Exchange trading privileges and are included in revenue when trades are cleared. An accrual is established for fee adjustments to reflect corrections in account owner information. Periodically, rates have been adjusted or waived.

    Quotation Data Fees—Quotation revenue represents fees charged for the dissemination of market information.

    Revenue Recognition—The Securities and Exchange Commission has issued Staff Accounting Bulletin No. 101 on revenue recognition. CME's revenue recognition policies comply with the requirements of this Bulletin.

    Derivative Transactions—As required by SFAS No. 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities," the realized and unrealized gains and losses relating to GFX trading transactions are reflected in the operating results of the Exchange.

    Income Taxes—Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes," and arise from temporary differences between amounts reported for income tax and financial statement purposes.

    Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Reclassifications—Certain reclassifications have been made to the 1999 and 1998 consolidated financial statements to conform to the presentation in 2000. In addition, in 1999 the Exchange adopted a new balance sheet presentation for performance bonds and security deposits as described above, and the accompanying balance sheets reflect this new presentation. The Exchange previously included performance bonds and security deposits received from its clearing members in the form of securities as both an asset and a liability in its consolidated balance sheets.

3.  Investment Securities

    Investment securities included in current assets have been classified as available for sale. The amortized cost and fair value of these investment securities at December 31, 2000 and 1999, were as follows (dollars in thousands):

	2000		1999
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasury	$109	$109	$64	$64
U.S. Government agency	13,284	13,286	16,563	16,191
State and municipal	30,952	30,931	44,135	43,901

Total investment securities	$44,345	$44,326	$60,762	$60,156

    Unrealized gains (losses) on investment securities classified as available for sale, included in the accompanying consolidated statements of changes in shareholders' equity, are reported as a component of comprehensive income. The amortized cost and fair value of these investment securities at December 31, 2000, by contractual maturity, were as follows (dollars in thousands):

	Amortized Cost	Fair Value
Maturity of one year or less	$18,279	$18,287
Maturity between one and five years	23,901	23,874
Maturity greater than five years	2,165	2,165

Total	$44,345	$44,326

    Trading securities held in connection with non-qualified deferred compensation plans are included in other assets and amounted to approximately $5.9 million at December 31, 2000 and $6.9 million at December 31, 1999. Investment income includes unrealized gains (losses) relating to the non-qualified deferred compensation plans' trading securities of $(723,000), $469,000 and $407,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

4.  Other Current Assets

    Other current assets consisted of the following at December 31 (dollars in thousands):

	2000	1999
Refundable income taxes	$4,568	$5,913
Prepaid expenses	1,806	2,640
Accrued interest receivable	1,503	740

Total	$7,877	$9,293

5.  Performance Bonds and Security Deposits

    The Exchange is a designated contract market for futures and options on futures, and clears and guarantees the settlement of all futures and options contracts traded in its markets. In its guarantor role, the Exchange has precisely equal and offsetting claims to and from clearing firms on opposite sides of each contract. CME bears counterparty credit risk in the event that future market movements create conditions which could lead to clearing firms failing to meet their obligations to the Exchange. CME reduces its exposure through a risk management program which includes rigorous initial and ongoing financial standards for designation as a clearing firm, initial and maintenance performance bond requirements and mandatory security deposits. In addition, the Exchange maintains an unsecured committed line of credit with a consortium of banks (note 16) in the amount of $350.0 million to provide liquidity and capacity to pay settlement variation to all clearing firms, even if a clearing firm may have failed to meet its financial obligations to CME, or in the event of a temporary problem with the domestic payments system that would delay payments of settlement variation between the Exchange and its clearing firms.

    Each clearing firm is required to deposit and maintain specified margin in the form of cash, U.S. Government securities or bank letter of credit. These performance bonds are available to meet only the financial obligations of that clearing firm to the Exchange. All obligations and non-cash margin deposits are marked to market on a daily basis, and haircuts are applied for margin and risk management purposes. Cash performance bonds and security deposits may fluctuate due to the investment choices available to clearing firms and the change in the amount of deposits required. As a result, these assets are subject to volatility.

    The Exchange is required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of their customers. In addition, Exchange rules require a segregation of all funds deposited by clearing firms from operating funds.

    Clearing firms, at their option, may instruct the Exchange to invest cash on deposit for performance bond purposes in a portfolio of securities in the Exchange's Interest Earning Facility (IEF). The IEF was organized in 1997 as two limited liability companies, and interest earned, net of expenses, is passed on to participating member firms. IEF principal is guaranteed by the Exchange. The IEF investment portfolio is managed by two of the Exchange's approved settlement banks, and eligible investments include U.S. Treasury bills and notes, U.S. Treasury strips and reverse repurchase agreements. Repurchase agreements also are permitted. The maximum average portfolio maturity is 90 days, and the maximum maturity for an individual security is 13 months. IEF principal amounted to approximately $1.8 billion and $761.9 million at December 31, 2000 and 1999, respectively. Management believes that the market risk exposure relating to its guarantee is not material to the financial statements taken as a whole. The Exchange earned fees under the IEF program in the amount of $946,000, $932,000 and $428,000 during 2000, 1999 and 1998, respectively.

    Under an agreement between CME and the Board of Trade Clearing Corporation (BOTCC), firms that are clearing members of both CME and BOTCC may place required performance bonds in one common bank account and designate the portion allocable to each clearing organization. The Exchange and the Options Clearing Corporation (OCC) have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm's positions in certain futures and options on futures are combined with certain OCC-cleared option positions for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by the Exchange and the OCC. In addition, a cross-margin agreement with the London Clearing House (LCH) became effective in March 2000, whereby offsetting positions with CME and LCH are subject to reduced margin requirements.

    Each clearing firm also is required to deposit and maintain specified security deposits in the form of cash or securities. In the event that performance bonds and security deposits of a defaulting clearing firm are inadequate to fulfill that clearing firm's outstanding financial obligation, the entire security deposit fund is available to cover potential losses after first utilizing surplus operating funds of the Exchange.

    Cash and securities held as performance bonds and security deposits at December 31 were as follows (dollars in thousands):

	2000		1999
	Cash	Securities and IEF Funds	Cash	Securities and IEF Funds
Performance bonds	$150,051	$25,271,341	$68,738	$17,841,859
Security deposits	5,997	398,786	4,396	351,897
Cross-margin securities, held jointly with OCC	—	1,012,515	—	1,056,709

Total	$156,048	$26,682,642	$73,134	$19,250,465

In addition, irrevocable letters of credit held as performance bond deposits, which are not included in the accompanying consolidated balance sheets, at December 31 were as follows (dollars in thousands):

	2000	1999
Performance bonds	$1,335,000	$1,000,350
Cross-margin accounts	151,700	77,010

Total letters of credit	$1,486,700	$1,077,360

6.  Property

    A summary of the property accounts as of December 31 is presented below (dollars in thousands):

	2000	1999
Furniture, fixtures and equipment	$148,846	$140,836
Leasehold improvements	88,530	83,461

Total property	237,376	224,297
Less accumulated depreciation and amortization	(156,983)	(130,766)

Net property	$80,393	$93,531

    Included in property are assets that were acquired through capital leases in the amount of $16.0 million and $14.1 million (net of accumulated amortization of $4.9 million and $2.0 million) at December 31, 2000 and 1999, respectively. Depreciation of these assets is included in depreciation and amortization expense.

7.  Other Assets

    Other assets consisted of the following at December 31 (dollars in thousands):

	2000	1999
Software development costs	$22,598	$15,326
Less accumulated amortization	(5,933)	(935)
Software	13,290	9,300
Less accumulated amortization	(7,722)	(5,469)
Deferred compensation assets	5,910	6,934
Net deferred tax asset	4,823	5,868
Other	653	511

Total	$33,619	$31,535

8.  Income Taxes

    The provision (benefit) for income taxes from continuing operations is comprised of the following (dollars in thousands):

	2000	1999	1998
Current:
Federal	$(3,544)	$(2,721)	$4,613
State	(606)	(511)	1,013

Total	(4,150)	(3,232)	5,626

Deferred:
Federal	784	4,166	(1,075)
State	27	921	(236)

Total	811	5,087	(1,311)

Total provision (benefit) for income taxes	$(3,339)	$1,855	$4,315

Reconciliation of the statutory U.S. federal income tax rate to the effective tax rate on income (loss) from continuing operations is as follows:

	2000	1999	1998
Statutory U.S. federal tax rate	(35.0)%	35.0%	35.0%
State taxes, net of federal benefit	(3.8)	5.9	3.8
Tax-exempt interest income	(5.3)	(15.0)	(6.6)
Nondeductible expenses	12.1	21.1	3.7
Other, net	(4.1)	(5.9)	2.1

Effective tax rate-provision (benefit)	(36.1)%	41.1%	38.0%

    At December 31, the components of deferred tax assets (liabilities) were as follows (dollars in thousands):

	2000	1999
Deferred tax assets:
Depreciation and amortization	$5,724	$6,085
Deferred compensation	2,331	2,452
Accrued expenses	4,032	2,929
Unrealized losses on securities	7	242

Subtotal	12,094	11,708
Valuation allowance	—	—

Deferred tax assets	12,094	11,708

Deferred tax liabilities:
Software development costs	(6,593)	(5,709)
Other	(678)	(131)

Deferred tax liabilities	(7,271)	(5,840)

Net deferred tax asset	$4,823	$5,868

9.  Other Current Liabilities

    Other current liabilities consisted of the following at December 31 (dollars in thousands):

	2000	1999
Accrued salaries and benefits	$16,550	$12,966
Accrued fee adjustments	5,215	1,615
Current portion of long-term debt	3,627	3,262
Accrued operating expenses	2,526	2,548
Other	2,431	2,474

Total	$30,349	$22,865

10. P-M-T Limited Partnership

    The Exchange was the general partner and members and clearing firms of the Exchange were limited partners in P-M-T Limited Partnership, an Illinois Limited Partnership. PMT was formed in 1987 to initiate the development of the GLOBEX global electronic trading system (GLOBEX). Since December 1998, the current version of this system, GLOBEX2, has been operated by the Exchange using electronic trading software licensed from ParisBourse[SBF]SA. The Exchange charged PMT for services provided.

    The limited partners of PMT approved the sale of all of the assets and business of PMT to the Exchange as part of the demutualization process. The sale was effective November 13, 2000. The purchase price was $5.1 million and was based on an independent appraisal of the Partnership. Total distribution to the partners of PMT was the purchase price plus interest of 1% over prime from the date of sale to the date of distribution, and included a payment to CME as general partner of $1.1 million. The transaction was recorded using the purchase method of accounting and was effected at an amount approximately equal to the net assets of the Partnership. As a result, no goodwill or adjustment to the carrying value of assets was required.

    PMT reported net income of $1.4 million for the period from January 1, 2000 to November 13, 2000 and $2.6 million and $3.5 million for the years ended December 31, 1999 and 1998, respectively. An income distribution of $2.4 million was made to the partners in 1998. If the assets and business of the Partnership had been purchased by the Exchange as of January 1, 2000, the net operating loss of CME for 2000 would have been reduced by approximately $615,000.

11. Lease Commitments

    The Exchange has commitments under operating and capital leases for certain facilities and equipment. Lease commitments for office space expire in the year 2003, with annual minimum rentals of approximately $7.9 million. The Exchange leases trading facilities from the Chicago Mercantile Exchange Trust through October 2005, with annual minimum rentals of approximately $1.3 million, and has an option to extend the term of the lease thereafter. Total rental expense was approximately $17.4 million in 2000, $15.1 million in 1999 and $18.0 million in 1998.

    Future minimum obligations under lease commitments in effect at December 31, 2000 were as follows (dollars in thousands):

	Capitalized Leases	Operating Leases
2001	$4,200	$10,324
2002	3,636	10,206
2003	2,543	9,214
2004	344	1,575
2005	—	1,124

Total minimum lease payments	10,723	32,443
Less sublease commitments	—	(1,101)
Less amount representing interest	(1,033)	—

Total	$9,690	$31,342

12. Long-Term Debt

    Long-term debt consists of the long-term portion of capitalized lease obligations.

13. Employee Benefit Plans

    Pension Plan—The Exchange maintains a noncontributory defined benefit cash balance pension plan (Plan) for eligible employees. Employees who have completed a continuous twelve-month period of employment and have reached the age of 21 are eligible to participate. The Plan provides for an age-based contribution to the cash balance account and includes cash bonuses in the definition of considered earnings. Participant cash balance accounts receive an interest credit at the one-year U.S. Treasury bill rate. Participants become vested in their accounts after five years. The Exchange's policy is to currently fund required pension costs by the due dates specified under the Employee Retirement Income Security Act (ERISA).

    A reconciliation of beginning and ending balances of the benefit obligation and fair value of Plan assets, the funded status of the Plan, certain actuarial assumptions and the components of pension cost are indicated below (dollars in thousands):

	2000	1999
Change in benefit obligation:
Benefit obligation at beginning of year	$13,468	$11,826
Service cost	2,235	2,052
Interest cost	1,207	988
Actuarial loss (gain)	748	(303)
Benefits paid	(1,557)	(1,095)

Benefit obligation at end of year	$16,101	$13,468

Change in plan assets:
Fair value of plan assets at beginning of year	$15,168	$13,522
Actual return on plan assets	357	1,741
Employer contribution	—	1,000
Benefits paid	(1,557)	(1,095)

Fair value of plan assets at end of year	$13,968	$15,168

Funded status at December 31:
Plan assets in excess of (less than) benefit obligation	(2,133)	$1,700
Unrecognized transition asset	(261)	(335)
Unrecognized prior service cost (credit)	(176)	(227)
Unrecognized net actuarial gain	(1,674)	(3,082)

Accrued benefit cost	$(4,244)	$(1,944)

	2000	1999	1998
Actuarial assumptions as of December 31:
Discount rate	7.50%	7.75%	6.75%
Rate of compensation increase	5.00%	5.00%	5.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Components of pension cost:
Service cost	$2,235	$2,052	$1,774
Interest cost	1,207	988	850
Expected return on plan assets	(1,017)	(925)	(803)
Amortization of prior service cost	(51)	(51)	(51)
Amortization of transition asset	(74)	(74)	(74)

Net pension cost	$2,300	$1,990	$1,696

    Savings Plan—The Exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code, whereby all employees are participants and have the option to contribute to the Plan. The Exchange matches employee contributions up to 3% of the employee's base salary and makes an additional contribution of up to 2% of salary based on annual trading volume. Total expense for the savings plan amounted to $2.1 million, $1.3 million and $1.8 million in 2000, 1999 and 1998, respectively.

    Non-Qualified Plans—The Exchange maintains the following non-qualified plans, under which participants may make assumed investment choices with respect to amounts contributed on their behalf.

Although not required to do so, the Exchange invests such contributions in assets which mirror the assumed investment choices. The balances in these plans are subject to the claims of general creditors of the Exchange, and amounted to approximately $5.9 million and $6.9 million at December 31, 2000 and 1999, respectively.

      Supplemental Plan—The Exchange maintains a non-qualified supplemental plan to provide benefits for certain officers who have been impacted by statutory limits under the provisions of the qualified pension and savings plans. Total expense for the supplemental plan amounted to $267,000, $319,000 and $260,000 in 2000, 1999 and 1998, respectively.

      Deferred Compensation Plan—The Exchange maintains a deferred compensation plan, under which eligible officers and Board members may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution.

      Supplemental Executive Retirement Plan—The Exchange maintains a non-qualified, defined contribution plan for senior officers. Under the Plan, the Exchange contributes an amount equal to 8% of salary and bonus of eligible employees annually. Post-1996 contributions are subject to a vesting schedule, under which each annual contribution begins to vest after three years and is fully vested after five years. Unvested contributions are returned to the Exchange if a participant leaves the employment of CME. Total expense for the plan, net of any forfeitures, totaled $42,000, $461,000 and $213,000 in 2000, 1999 and 1998, respectively.

14. Capital Stock

    Memberships owned in the Illinois not-for-profit corporation were converted into Class A and Class B common stock as part of the demutualization to a Delaware for-profit corporation. Class A common stock represents equity interest in the Exchange. Class B common stock, issued in five series, represents the trading rights previously associated with membership in the Exchange. For purposes of dividends, liquidation and voting rights (except "core rights" as described below), each series of Class B common stock is treated as an equivalent number of shares of Class A common stock, as indicated in the table below.

    As part of the demutualization of CME, the Board of Directors will be reduced from the current composition of 39 directors to 19 over a two-year period. While provisions have been made for the transition period, once the reduction has been completed, the holders of Class A and B shares will have the right to vote in the election of 13 directors to CME's 19-member Board of Directors. The remaining six directors will be selected by the holders of shares of B-1, B-2 and B-3 common stock.

    The following table reflects stock issued at the date of demutualization, the equivalent number of Class A shares for each series of Class B common stock, and other information relating to the rights assigned to each class of stock:

		Number of Shares Issued Per Membership Interest
					Equivalent Class A Shares Represented by Series	Number of Directors Series Can Elect	Number of Votes on "Core Rights" Per Share
			Class B Shares
	Number of Membership Interests	Class A Shares
Membership Division			Series	Number
CME	625	16,200	B-1	1	1,800	3	6
IMM	813	10,800	B-2	1	1,200	2	2
IOM	1,287	5,400	B-3	1	600	1	1
Growth and Emerging Markets (GEM)	297	—	B-4	1	100	—	1/6
GEM Fractions	1,700	—	B-5	1	10	—	1/60

    Core Rights—Holders of Class B shares have the right to approve changes in specified rights associated with the trading privileges conferred by those shares. These core rights include allocation of products which a holder of a series of Class B shares is permitted to trade through the Exchange; the circumstances under which CME can determine that an existing open outcry product will no longer be traded by means of open outcry; the number of authorized and issued shares of any series of Class B shares; and eligibility requirements to exercise trading rights associated with Class B shares. Votes on changes to these core rights are weighted by series, as indicated in the table above. Holders of Class A shares do not have the right to vote on changes to these core rights.

    Transfer Restrictions—Class A shares are subject to transfer restrictions which will expire over time. Until May 14, 2001, Class A shares may only be transferred with the associated Class B shares. As of that date and every three months thereafter, a portion of the Class A shares (in 25% increments) will become transferable independently of any associated Class B share. After February 5, 2002, the Class A shares are not subject to transfer restrictions.

    Class B shareholders wishing to exercise the trading privileges associated with the Class B stock purchased must meet the criteria relating to business experience and financial resources established by the Exchange.

    Shareholder Rights Provisions—The charter of Chicago Mercantile Exchange Inc. authorizes the Board of Directors to create and issue rights entitling their holders to purchase shares of CME stock or other securities. A rights plan would be intended to encourage persons seeking to acquire control of the Exchange to engage in arms-length negotiations with the Board of Directors and management. No formal plan has yet been adopted by the Board of Directors with respect to the issuing of these rights.

    Omnibus Stock Plan—The Exchange has adopted an Omnibus Stock Plan under which stock-based awards may be made to employees. An aggregate of 2,600,000 Class A shares have been reserved for awards under the plan. Other than the award made during 2000 to the President and Chief Executive Officer (note 15), no awards have been made under the Plan.

15. Stock Option

    On February 7, 2000, the Exchange granted an option to its President and Chief Executive Officer, James J. McNulty, to purchase 5% of the common stock of the Exchange, as represented by an equivalent percentage of all Class A and Class B common stock issued. Pursuant to SFAS Statement No. 123, "Accounting for Stock Based Compensation," the Exchange has elected to account for the stock option under APB Opinion No. 25, "Accounting for Stock Issued to Employees." One-half of the option, or 2.5% of all common stock, has an aggregate exercise price of $21.8 million, which was estimated to be 2.5% of the fair value of the Exchange at the grant date. Since demutualization had not been completed at the grant date, the fair value of CME was calculated based on the average value of all Exchange memberships. The option on the remaining 2.5% of all common stock has an aggregate exercise price of $32.8 million, or 3.75% of the fair value of the Exchange at the grant date. The option vests over a four-year period, with 40% vesting one year after the grant date and 20% vesting on that same date in each of the following three years. The term of the option is 10 years. As of December 31, 2000, all of the option remains outstanding.

    From the grant date until the date of demutualization of the Exchange, or November 13, 2000, CME accounted for the option in a manner similar to a stock appreciation right in accordance with SFAS Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (An Interpretation of APB Opinions No. 15 and 25)." On and after the demutualization date, CME accounted for the option under APB Opinion No. 25 and related interpretations. The measurement of compensation expense for the option on Class A common shares has been fixed. As of December 31, 2000, the Exchange has not measured compensation expense relating to the option on Class B shares because there are insufficient authorized Class B shares. However, under certain circumstances in the future, there may be additional compensation expense in the income statement. Expense relating to the stock option for the twelve months ended December 31, 2000 totaled $1.0 million.

    The fair value of the option on Class A shares, measured at the demutualization date under the minimum value method, is $7.4 million. Significant assumptions used to calculate fair value include: risk-free interest rate of 5.11%, expected life equal to the maximum term of the option, and no expected dividends. For the reasons discussed above, the fair value of the option on Class B shares has not been measured as of December 31, 2000. Had compensation cost for the stock option been recognized using the fair value method prescribed by SFAS Statement No. 123, the net loss for the year ended December 31, 2000 would have increased by approximately $133,000.

16. Credit Facility

    At December 31, 2000 and 1999, the Exchange had an unsecured committed line of credit with a consortium of banks in the amount of $350 million. Interest on amounts borrowed is calculated at the then-prevailing prime rate. The facility, which originated in 1988 and has never been used, may be utilized if there is a temporary problem with the domestic payments system that would delay payments of settlement variation between the Exchange and its clearing members, or in the event of a clearing member default. Under the terms of CME's credit agreement, there are a number of covenants with which CME must comply. Among these covenants, CME is required to submit quarterly reports to the participating banks and maintain at all times a tangible net worth of not less than $90 million and a ratio of current assets to current liabilities of not less than 1.0 to 1.0. Furthermore, the allowable indebtedness of CME and its subsidiaries is limited to specific threshold amounts in certain defined circumstances. Commitment fees for this facility were $519,000, $516,000 and $570,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

17. Contingencies

    At December 31, 2000, the Exchange was contingently liable on irrevocable letters of credit totaling $29 million in connection with its mutual offset system with the Singapore Exchange Derivatives Trading Ltd. (SGX) and also contingently liable in the amount of $2.5 million in connection with activities of GFX Corporation.

    The Exchange is a defendant in, and is threatened with, various legal proceedings arising from its regular business activities. While the ultimate results of such proceedings against the Exchange cannot be predicted with certainty, management of the Exchange believes that the resolution of these matters will not have a material adverse effect on its consolidated financial position or results of operations.

    Employment-Related Agreement—The Exchange has an employment agreement with James J. McNulty, as its President and Chief Executive Officer, through December 31, 2003, subject to renewal by mutual agreement of the parties. In the event of a termination without cause by the Exchange, Mr. McNulty shall be entitled to receive his base salary for the remainder of the original term plus one-third of the maximum annual incentive bonus. Mr. McNulty's base salary for the year ended December 31, 2000 was $1.0 million. The bonus may not exceed the lesser of $1.5 million or 10% of CME's net income.

    If, within two years of a "change in control" of the Exchange, Mr. McNulty is terminated by the Exchange or he terminates the agreement as a result of the occurrence of one of the matters defined in the agreement as "good reason," he shall be entitled to two times his base salary plus one and one- third times the maximum annual incentive bonus for which he would have been eligible, provided that the severance payments do not exceed $8.0 million. The payment would be subject to reduction to the extent that it would otherwise result in the payment of tax under Section 4999 of the Internal Revenue Code.

18. GFX Derivative Transactions

    GFX Corporation engages in the purchase and sale of CME foreign currency futures contracts. GFX posts bids and offers in these products on the GLOBEX2 electronic trading system to maintain a market and promote liquidity in CME's currency futures products. It limits risk from these transactions through offsetting transactions using futures contracts or spot foreign currency transactions with approved counterparties in the interbank market. Formal trading limits have been established. Futures transactions are cleared by an independent clearing member. Any residual open positions are marked to market on a daily basis, and all realized and unrealized gains (losses) are included in other operating revenue in the accompanying consolidated statements of income. Net trading gains amounted to $4.4 million in 2000, $2.4 million in 1999 and $4.8 million in 1998.

19. Segment Reporting

    The Exchange has two reportable operating segments: Chicago Mercantile Exchange Inc. (CME, a designated contract market and clearing house), and GFX Corporation (GFX, a wholly owned trading subsidiary). A summary by business segment follows (dollars in thousands):

	CME	GFX	Eliminations	Total
Year ended December 31, 2000:
Total revenues from external customers	$212,385	$4,431	$—	$216,816
Intersegment revenues	57	700	(757)	—
Investment income	9,540	196	—	9,736
Depreciation and amortization	33,338	151	—	33,489
Operating profit (loss)	(8,110)	608	(581)	(8,083)
Total assets	380,125	5,734	(5,216)	380,643
Capital expenditures	11,137	33	—	11,170
Year ended December 31, 1999:
Total revenues from external customers	$199,119	$2,392	$—	$201,511
Intersegment revenues	139	1,190	(1,329)	—
Investment income	8,781	310	—	9,091
Depreciation and amortization	25,141	133	—	25,274
Operating profit (loss)	6,674	(675)	645	6,644
Total assets	302,814	7,990	(7,486)	303,318
Capital expenditures	37,438	42	—	37,480
Year ended December 31, 1998:
Total revenues from external customers	$182,262	$4,786	$—	$187,048
Intersegment revenues	169	—	(169)	—
Investment income	9,803	314	—	10,117
Depreciation and amortization	17,849	94	—	17,943
Operating profit (loss)	13,194	1,620	(621)	14,193
Total assets	294,664	8,663	(8,237)	295,090
Capital expenditures	18,809	8	—	18,817

    The Exchange considers and manages its open outcry and electronic trading of its various products as a reportable segment. PMT Limited Partnership was previously reported as a segment for the years ending December 31, 1999 and 1998. As a result of the purchase of the Partnership in 2000, PMT is no longer a reportable operating segment. Prior years have been reclassified to include PMT in the CME segment.

20. Quarterly Information (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(dollars in thousands)
Year ended December 31, 2000:
Revenues	$57,589	$52,328	$49,481	$67,154	$226,552
Income (loss) before income taxes	(4,808)	(6,759)	(6,096)	8,415	(9,248)
Net income (loss)	(2,884)	(4,056)	(3,658)	4,689	(5,909)
Year ended December 31, 1999:
Revenues	$52,080	$53,296	$54,589	$50,637	$210,602
Income (loss) before income taxes	2,926	5,278	1,452	(5,138)	4,518
Net income (loss)	1,755	3,167	872	(3,131)	2,663

Earnings per share information is not required as there currently is no independent established public trading market for the Exchange's Class A or Class B shares.

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Chicago Mercantile Exchange Inc. and Subsidiaries Consolidated Balance Sheets
Chicago Mercantile Exchange Inc. and Subsidiaries Consolidated Statements of Income
Chicago Mercantile Exchange Inc. and Subsidiaries Consolidated Statements of Shareholders' Equity and Comprehensive Income
Chicago Mercantile Exchange Inc. and Subsidiaries Consolidated Statements of Cash Flows
Chicago Mercantile Exchange Inc. and Subsidiaries Notes to Consolidated Financial Statements